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EXHIBIT 99.5
SHAREHOLDERS’ ALLOCATION AND CONTRIBUTION AGREEMENT
          This Agreement is made and entered into as of March 11, 2003 by and among Fritz R. Kundrun, Hans J. Mende and D. Scott Kroh (sometimes collectively referred to as the “Shareholders” and individually as a “Shareholder”) and K-M Investment Corp., a Delaware corporation (“KM”).
R E C I T A L S
          A. The Shareholders are certain of the AMCI Parties who, together with certain other individuals and entities, are parties to the Contribution Agreement dated December 31, 2002, as amended, among such parties and ANR Holdings, LLC, a Delaware limited liability company (the “Company”).
          B. The Shareholders own, directly or indirectly, the capital stock of the and the corporations and limited liability companies (the “AMCI Entities”) as set forth in Schedule 1
          C. The AMCI Parties have agreed in the Contribution Agreement to contribute securities and assets of the AMCI Entities to the Company in exchange for cash, Membership Interests in the Company and assumption by the Company of the Assumed Liabilities. The AMCI Entities that will merge into subsidiaries of the Company or contribute assets to the Company, in each case in exchange for Membership Interests in the Company (“ANR Shares”) are referred to herein as the “AMCI Shareholding Companies.” The Shareholders have agreed that the ANR Shares shall be allocated among the AMCI Shareholding Companies as set forth in Schedule 2 and that the direct and indirect interest of each of the Shareholders in the ANR Shares is set forth in Schedule 3.

          D. Pursuant to Section 12.20 of the Contribution Agreement, Hans J. Mende has been designated representative of the AMCI Partners (the “AMCI Representative”) with authority to make all decisions and determinations and to take all actions required or permitted under the Contribution Agreement on behalf of the AMCI Partners as set forth in that Section.
          E. Pursuant to the Contribution Agreement, the K-M Investment Corp., a Delaware corporation, (“KM”) has agreed to indemnify the Company and the FRC Parties Indemnitees for certain liabilities.
          F. At the Closing under the Contribution Agreement, the Company, the FRC Parties and the AMCI Parties that will receive ANR Shares are entering into the Member Agreement dated March 11, 2003 (the “Member Agreement”) setting forth certain rights and obligation of the parties thereto, including certain rights and obligations of D. Scott Kroh (“Kroh”) with respect to ANR Shares held by him.
          G. The Shareholders desire to enter into this Agreement to set forth their understanding regarding (i) allocation of the ANR Shares among the AMCI Shareholding Companies, (ii) the procedures relating to contribution on behalf of the Shareholders in the event that an indemnification liability is incurred by KM pursuant to the provisions of the Contribution Agreement, (iii) the distribution to Kroh of the net proceeds from the sale by him of ANR Shares pursuant to the Member Agreement and (iv) the establishment of the parameters of the Powers of the AMCI Representative.
          NOW, THEREFORE, in consideration of the convenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

          1. Definitions. For purposes of this Agreement, all terms not specifically defined herein that are defined in the Contribution Agreement shall have the respective meanings stated therein.
          2. Certain Authorization of AMCI Representative.
          (a) The Shareholders hereby authorize the AMCI Representative to take such action on their behalf under the provisions of this Agreement and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the AMCI Representative by the terms hereof and such other powers as are reasonably incidental thereto.
          (b) The Shareholders authorize the AMCI Representative to withhold from the proceeds otherwise distributable to the Shareholders and other AMCI Parties from the amounts received pursuant to Section 2.7(g) of the Contribution Agreement, such Shareholder’s proportionate share (as set forth in Schedule 3) of (1) the expenses of the transactions contemplated by the Contribution Agreement to the extent not paid from the amount paid pursuant to Section 12.4 of the Contribution Agreement and (2) amounts determined by the AMCI Representative in his reasonable determination to be necessary for the post-closing adjustment to the Working Capital Balance pursuant to Section 2.8 of the Contribution Agreement or other post-closing expenses. Promptly following the final determination of the Working Capital Balance pursuant to Section 2.8 of the Contribution Agreement, the AMCI Representative will distribute to the Shareholders their respective proportionate share thereof, or their proportionate share of the reserves retained with respect thereto, if any.

          (c) If any claim is asserted against KM for indemnification under the Contribution Agreement, the KM shall give notice thereof to each of the Shareholders who it believes would have an obligation under Section 4 hereof, and the Shareholders authorize the AMCI Representative to take such action as he deems necessary or desirable, including retention of counsel for the AMCI Parties, and in his discretion, separate counsel for any particular Shareholder or group of Shareholders, and the fees and disbursements of any counsel so retained shall be included in the amount of the Shareholders’ obligations under Section 4. The AMCI Representative may settle or consent to the settlement of any such claim (on the advice of counsel retained by the AMCI Representative) (i) without the approval of the Shareholders provided as part of the settlement or consent to the settlement each Shareholder receives a release of liability with respect to such claim or (ii) with the approval of the majority in interest of the Shareholders who have an obligation with respect thereto under Section 4 hereof if no release of liability with respect to such claim is given to each Shareholder.
          (d) In the event Hans J. Mende is unwilling or unable to serve as the AMCI Representative, the Shareholders agree that Michael J. Walker, subject to his acceptance of the appointment hereunder, shall be appointed the AMCI Representative with all of the powers, authority and responsibilities of the AMCI Representative set forth herein.
          3. Allocation of ANR Shares. The Shareholders agree that the ANR Shares received by the AMCI Entities in exchange for the assets and securities contributed pursuant to the Contribution Agreement shall be allocated among the AMCI Shareholding Companies as set forth in Schedule 4. In addition, Schedule 4 sets forth the respective beneficial ownership of each of the Shareholders in the ANR Shares held by the AMCI Shareholding Companies.
          4. Allocation of Indemnification Payments; Surrender of ANR Shares.
          (a) If KM is required to make a payment to the Company or the FRC Parties Indemnitees or any other Person (excluding any indemnification payment required of any Shareholder as a result of his own fraud or willful misconduct) pursuant to the indemnification provisions set forth in the Contribution Agreement (each such payment, including any legal or other expenses reasonably incurred in connection with investigating or defending any liability or claims shall be referred to as an “Indemnification Payment”), KM shall be entitled to contribution for the Indemnification Payment from each Shareholder (individually, and not jointly and severally with any other Shareholder) who is a shareholder of the AMCI Entity or Entities to which such Indemnification Payment relates, on a pro rata basis in accordance with the percentages set forth in Schedule 5 hereto (the “Pro Rata Portion”); provided that KM shall have no right to recover more in contribution than it paid pursuant to the Indemnification Payment.
          (b) In the event KM satisfies part or all of an Indemnification Payment by delivering to the indemnified party ANR Shares as provided in Section 8.8 of the Contribution Agreement (the “Surrendered ANR Shares”), each Shareholder agrees that it either will deliver to KM certificates representing his Pro Rata Portion of the Surrendered ANR Shares, duly endorsed in blank or the AMCI Representative shall be authorized to deliver to the indemnified party such Shareholder’s Pro Rata Portion of the Surrendered ANR Shares from the ANR Shares then held by the applicable AMCI

Shareholding Company or Companies and to make the appropriate notations in such entities’ records to reflect the reallocation of indirect ownership in the ANR Shares which continue to be held by such AMCI Shareholding Company or Companies.
          5. Disposition of ANR Shares by Kroh. Following the Closing under the Contribution Agreement the ANR Shares will be held by the AMCI Shareholding Companies as set forth in Schedule 4. The AMCI Representative shall follow the instructions of Kroh with respect to the sale or other disposition of ANR Shares beneficially held by him through AMCI Shareholding Companies so long as such sale or disposition is in compliance with the Member Agreement, and shall remit to Kroh, promptly after receipt, the net proceeds of any such sale or disposition.
          6. Obligations of the AMCI Representative.
          (a) The duties and obligations of the AMCI Representative hereunder shall be substantially those herein provided. The AMCI Representative shall not have any liability under, or duty to inquire into, the terms and provisions of any agreement, other than this Agreement. The AMCI Representative’s duties shall be ministerial in nature and the AMCI Representative shall not incur any liability whatsoever so long as he has acted in good faith and without willful misconduct or gross negligence.
          (b) The AMCI Representative may consult with counsel of his choice, including in-house counsel, and shall not be liable for any action taken, suffered or omitted by him in accordance with the advice of such counsel. The AMCI Representative shall not be bound by any modification, amendment, termination, cancellation or rescission of this Agreement unless the same shall be in writing and signed by all of the other parties hereto and, if his duties as the AMCI Representative hereunder are affected thereby, unless he shall have given his prior written consent thereto.
          (c) In the event that the AMCI Representative shall be uncertain as to his duties or rights hereunder or shall receive instructions, claims or demands from any party hereto which, in his opinion, conflict with any of the provisions of this Agreement, he shall be entitled to refrain from taking any action and his sole obligation shall be to keep safely all property held in escrow until, the AMCI Representative shall make a determination as to how to act or, by a final judgment of a court order of competent jurisdiction.
          (d) The AMCI Representative shall not have any responsibility for the genuineness or validity of any document or other item deposited with him and shall not have any liability for action taken in accordance with any written instructions or certificates given to him hereunder and believed by him to be signed by the proper parties.
          (e) The AMCI Representative shall not be required to institute legal proceedings of any kind and shall not be required to initiate or defend any legal proceedings which may arise in respect of the subject matter of the instructions given pursuant to this Agreement. If he does elect to act, he will do so only if he is indemnified to his satisfaction against the cost and expense of such defense or initiation.
          (f) The AMCI Representative shall not be responsible for delays or failures in performance resulting from acts beyond his control. Such acts shall include, but not be limited to, acts of God, strikes, lockouts, riots, war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.
          7. Reimbursement of the AMCI Representative. The AMCI Representative shall not receive any fee for the performance of the duties required hereunder or pursuant to the Contribution Agreement. From time to time the AMCI Representative shall prepare a written statement which shall set forth with reasonable detail, sums necessary to reimburse the AMCI Representative for out of pocket expenses incurred in connection with the performance of his duties hereunder or under the Contribution Agreement (each, a “Reimbursement Statement”). The AMCI Representative shall send copies of each Reimbursement Statement to the Shareholders. Unless an objection is received within ten days of mailing the Reimbursement Statement to the Shareholders by the AMCI Representative, the AMCI Representative shall deduct the requested sum from any sums otherwise distributable to the Shareholders. If an objection to the Statement is received by the AMCI Representative the matter shall be promptly submitted to the Shareholders and resolved by the affirmative vote of a majority in interest of the Shareholders.
          8. Indemnity of the AMCI Representative. Each Shareholder agrees, individually, and not jointly and severally, to indemnify, defend and hold the AMCI Representative harmless from and against such Shareholder’s Pro Rata Share of any and all loss, damage, tax, liability and expense that may be incurred by the AMCI Representative arising out of or in connection with their acceptance of appointment, and acting, as the AMCI Representative hereunder and under the Contribution Agreement, except as caused by his gross negligence or willful misconduct, including the legal costs and expenses of defending himself against any claim or liability in connection with their performance hereunder and under the

Contribution Agreement. In no event shall the AMCI Representative be liable for indirect, punitive, special or consequential damages.
          9. Construction of the Instruments by the AMCI Representative. The AMCI Representative shall not be responsible for or be required to enforce any of the terms or conditions of the Contribution Agreement or this Agreement. The AMCI Representative shall not be responsible or liable in any manner whatsoever for the performance of the obligations of the parties under this Agreement nor shall the AMCI Representative be responsible or liable in any manner whatsoever for the failure of the parties hereto or any third party to honor any of the provisions of this Agreement.
          10. Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given only if delivered personally, by facsimile, by recognized courier service (with receipt acknowledged) or by registered or certified mail, postage prepaid as set forth in Schedule 5 hereto, or to such other address or addresses as the AMCI Representative or such Shareholder may have specified in a notice duly given to the sender as provided herein. Such notice, request, demand, waiver, consent, approval or other communication shall be deemed to have been given as of the date so delivered personally, by facsimile or by courier or five days after deposited in the mail.
          11. Resolution of Dispute.
          (a) The parties agree that in the event of a dispute, controversy, claim or difference which is not resolved by negotiation in the normal course (a “Dispute”) related to or arising out of or in connection with this Agreement, or any commercial relationship or dealings of the parties that are related to or arise out of or in connection with the subject matter of this Agreement (including without limitation any questions concerning the scope and application of this mediation clause or the arbitrability of any Dispute under this Section 11), shall, at the request of a party be referred shall be referred to a mediator. Unless the parties otherwise agree, the mediator shall be appointed by the American Arbitration Association. The mediation shall be conducted in at a time and in a place in Greenwich, Connecticut as shall be agreed by the parties. The claiming party and the responding party shall each make a presentation to the mediator which will not exceed one hour in length, and shall each be entitled to make a rebuttal not exceeding 20 minutes in length. After the presentations the parties together with the mediator shall seek to resolve the Dispute.
          (b) The parties agree that in the event they are unable to resolve the Dispute through mediation pursuant to paragraph (a) of this Section 11, arbitration shall be the exclusive and final means for resolving such Dispute, which arbitration shall be conducted according to the rules then in effect of the American Arbitration Association (the “AAA”), or such other rules as the AAA may designate.
          (c) The arbitration shall be held in Pittsburgh, Pennsylvania. The arbitrator shall decide any matter in accordance with this Agreement, including without limitation the law chosen by the parties in Section 17 to govern this Agreement, which law shall also be the applicable law to govern the arbitration proceedings. The arbitrator shall have the power and the discretion to order discovery and the taking of depositions. The arbitrator will establish the rules for proceeding with the arbitration of the dispute, which will be binding upon all parties to the arbitration proceeding.

          (d) The arbitrator may use the rules of the AAA for commercial arbitration (the “Rules”) but is encouraged to adopt the rules the arbitrator deems appropriate to accomplish the arbitration in the quickest and least expensive manner possible. Accordingly, the arbitrator may (i) dispense with any formal rules of evidence and allow hearsay testimony so as to limit the number of witnesses required, (ii) accept evidence of property values or the values of common stock without formal appraisals and upon such information provided by the parties or other persons and otherwise minimize discovery procedures as the arbitrator deems appropriate, (iii) act upon his understanding or interpretation of the law on any issue without the obligation to research the issue or accept or act upon briefs of the issue prepared by any party, (iv) limit the time for presentation of any party’s case as well as the amount of information or number of witnesses to be presented in connection with any hearing, and (v) impose any other rules which the arbitrator believes appropriate to effect a resolution of the dispute as quickly and inexpensively as possible.
          (e) The decision of the arbitrator or arbitration panel shall be a final and binding award on the parties from which no appeal may be taken, and an order confirming the award or judgment upon the award may be entered in any court having jurisdiction thereto.
          (f) The costs of arbitration, including all reasonable pre-award expenses of the arbitration, the arbitrators’ fees, administrative fees, travel expenses, out-of-pocket expenses, and court costs shall be divided equally between the parties, and each party shall bear its own witness and attorneys’ fees.

          (g) Notwithstanding the foregoing, it is hereby agreed that no arbitrator or arbitration panel shall have any power to add to, alter or modify the terms and conditions of this Agreement or any other agreement executed and delivered in connection herewith, or to decide any issue which does not arise from the interpretation or application of the provisions of this Agreement, or to grant any award of punitive damages.
          12. Entire Agreement, Assignments and Successors. This Agreement and the Contribution Agreement set forth the entire understanding of the parties hereto with respect to the subject matter hereof. This Agreement shall not be amended except by written instrument duly executed by each of the Shareholders and the AMCI Representative. This Agreement and each parties respective rights hereunder shall not be assigned without the prior written consent of all other parties hereto. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, representatives, successors of the parties hereto.
          13. Cooperation. Subject to the terms and conditions hereof, each of the parties hereto shall use his best efforts to take, or cause to be taken, such action, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments and to do, or cause to be done, all things reasonably necessary, proper or advisable under the provisions of this Agreement and under applicable law to consummate and make effective the transactions contemplated by this Agreement.
          14. No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

          15. Effectiveness. This Agreement shall be effective on the date of the Closing pursuant to the Contribution Agreement and shall be null and void if there is no such Closing.
          16. Counterparts. This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered by all of the parties. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.
          17. Governing Law and Consent to Jurisdiction. This Agreement shall be construed in accordance with, and governed by, the laws of the State of Delaware for contracts made and performed in the State of Delaware.
          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written.

/s/ Fritz R. Kundrun
Fritz R. Kundrun

/s/ Hans J. Mende
Hans J. Mende, individually as a Shareholder and as the AMCI Representative

/s/ D. Scott Kroh
D. Scott Kroh

K-M INVESTMENT CORP.
By	/s/ Hans J. Mende
Hans J. Mende
President